October 26, 2010
By EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	JWC Acquisition Corp. Registration Statement on Form S-1 File No. 333-168798 (the “Registration Statement”)
Mr. Reynolds:
On behalf of our client, JWC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated October 14, 2010, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above to address the Staff’s comments and is supplementally providing you with a copy of Amendment No. 2, which is marked to show changes against Amendment No. 1.
General
1.	We note your response to prior comment three from our letter dated September 8, 2010. Please add a separately captioned section later in your document summarizing the terms and features you intend to be binding upon you and identifying where they are located, such as your charter documents.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the introductory paragraph to the table captioned “Comparison of This Offering to Those of Many Blank Check Companies Not Subject to Rule 419” on page 81 of Amendment No. 2 to reflect where the terms and features the Company intends to be binding on it are located.

2.	We note your response to prior comment 12 from our letter dated September 8, 2010 and the revised text on page 74. However, your revised disclosure does not appear to address the extent to which shareholders may sell back their shares in privately negotiated or other transactions. Please expand your table to address such scenarios, including an explanation of how the payment is calculated, what the per-share payment would initially be pursuant to such calculations, and the impact to your remaining shareholders.

Mr. John Reynolds
October 26, 2010

Response: The Company respectfully acknowledges the Staff’s comment, and has added a column captioned “Other Permitted Purchases of Public Shares by us or our Affiliates” to the table captioned “Comparison of redemption or purchase prices in connection with our initial business combination and if we fail to consummate a business combination” on page 75 of Amendment No. 2.

3.	We note your response to prior comment 33 from our letter dated September 8, 2010 and the disclosure on page 68 and elsewhere regarding your need to make a tender offer for all of your outstanding shares and not merely the shares sold in your offering. Please clarify the extent to which any shareholders from offerings subsequent to the IPO but prior to the consummating a transaction would receive the same treatment under the tender offer rules as the shareholders in the IPO.

Response: The Company does not intend to consummate any offerings subsequent to the IPO but prior to consummating an initial business combination. We note additionally that Section 9.4 of the Company’s Amended and Restated Certificate of Incorporation prohibits the Company from issuing any additional capital stock prior to the consummation of the Company’s initial business combination that would entitle the holders thereof to receive funds from the trust account or vote on the Company’s initial business combination.

4.	We note your response to prior comments 35 and 38 from our letter dated September 8, 2010 and the revisions to the exhibits. Please file executed copies of all agreements whereby your sponsor, officers, and directors, have agreed to certain actions or to waive certain rights.

Response: The Company respectfully acknowledges the Staff’s comment, and has updated the exhibit list on pages II-6 and E-1 of Amendment No. 2 to reflect that the executed versions of the letter agreements with our sponsor, officers and directors will be filed as exhibits to a subsequent pre-effective amendment to the Registration Statement.

5.	Your current disclosure indicates that you will file tender offer documents “prior to consummating [y]our initial business combination” and that funds may be released from the trust account upon completion of your initial business combination. As your tender offer is required to be open for a period of time, it is unclear whether you are able to consummate the initial business combination during the tender offer period. Please revise to clarify.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on pages 13 and 68 of Amendment No. 2 to clarify that the Company will not consummate its initial business combination during the tender offer period.
Summary
6.	We reissue prior comment 13 from our letter dated September 8, 2010. Please revise your Summary to more clearly and succinctly explain the various scenarios

Mr. John Reynolds
October 26, 2010

presented, rights afforded shareholders, information you will provide them and restrictions you will and will not operate under. Consider providing this information in tabular format to assist the reader.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 13 of Amendment No. 2 to include bulleted paragraphs to make the disclosure more clear and succinct.
Risk Factors, page 18
7.	We note your revised risk factor on page 21 “Our purchases of common stock ...” Please clarify, if true, that there is no limit on the amount you may pay for shares purchased in privately negotiated transactions and that your remaining shareholders will bear the burden of any premium you pay other shareholders to sell their shares.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on (i) pages 12 and 48 of Amendment No. 2 to clarify that there is no limit on the amount that the Company may pay for shares purchased in privately negotiated transactions and (ii) page 22 of Amendment No. 2 to clarify that the Company’s remaining shareholders will bear the burden of the payment of such premiums.

8.	We note your response to prior comment 23 and revised disclosure on page 22. Consider revising the discussion of listing standards to address requirements specifically relevant to your proposed structure, such as a majority vote to approve and a minimum acquisition value equal to at least 80% of the trust.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 24 of Amendment No. 2 accordingly.
Use of Proceeds, page 44
9.	In the bolded text immediately following your table you indicate that the $2.5 million releasable from the trust is subject to adjustment in the event that the offering changes as a result of the exercise of the over-allotment or otherwise. Please clarify the reference to “or otherwise” as used in this sentence.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 45 of Amendment No. 2 to clarify that the amount to be released from the trust is subject to adjustment in the event that the offering changes as a result of the exercise of the over-allotment or a change to the size of the offering prior to the effectiveness of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Mr. John Reynolds
October 26, 2010

10.	We note your response to prior comment 29 and the revised disclosure estimating franchise taxes of $180,000. Please disclose the basis for this estimate.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 55 of Amendment No. 2 to clarify the basis for the franchise tax estimate. An estimate of the annual franchise taxes payable by JWC Acquisition Security Corporation, a wholly-owned subsidiary of the Company, will be included in a subsequent pre-effective amendment to the Registration Statement.
Conflicts of Interest, page 88
11.	We note your revised text on page 88 responsive to prior comment 24 from our letter dated September 8, 2010. Your text references “other fiduciary duties or contractual obligations [your officers and directors] may have as of the date of this prospectus.” Please revise this section to disclose all pre-existing fiduciary duties covered by your articles’ limitation on the doctrine of corporate opportunity. Disclose the nature of the relevant businesses so that a potential investor can understand the scope of the reference to a corporate opportunity “that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations.”

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure on page 90 of Amendment No. 2 to specify the nature of the businesses to which Messrs. Haley and King, each of whom has agreed to serve on our board of directors upon the closing of this offering, owe other fiduciary duties. The fiduciary duties and contractual obligations of the Company’s other officers and directors are to J.W. Childs and its portfolio companies, as further described on page 90 of Amendment No. 2.
Material U.S. Federal Tax Considerations, page 115
12.	We are still considering your response to prior comment 41 from our letter dated September 8, 2010. We may have further comment.

Response: The Company understands that the Staff may have further comment.
Financial Statements
Notes to Financial Statements, page F-7
13.	We note your response to the comment 42 of our letter dated September 8, 2010. While the ASU 2010-09 allows a SEC filer not to disclose the date, you are not considered a SEC filer under ASU 2010-09. You are currently a private company who is filing your previously completed financial statements in an initial registration statement. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Mr. John Reynolds
October 26, 2010

Response: In accordance with FASB ASC 855-10-50-1, the Company has disclosed the date through which management has evaluated subsequent events, which was the date the financial statements were available to be issued. This disclosure can be found in Amendment No. 2 under “Basis of Presentation” in Note 2 — Significant Accounting Policies.
Exhibits
Exhibit 3.1
14.	We note that Article 9 may only be modified prior to the consummation of your initial business combination by the affirmative vote of at least 65% of the holder of your common stock. Please revise your disclosure to address any voting requirements applicable to your existing investors, officers and directors as it relates to a vote to modify this provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 40 of Amendment No. 2 to clarify that the initial stockholders may vote their shares on amendments to the Company’s amended and restated certificate of incorporation.
Exhibit 5.1
15.	Please confirm that you will file a signed and dated opinion as of effectiveness if you retain the date restriction in paragraph C, or that you will file a signed and dated opinion prior to effectiveness if you remove paragraph C.

Response: The Company respectfully acknowledges the Staff’s comment, and has filed a revised legality opinion as Exhibit 5.1 to Amendment No. 2. Paragraph C has been revised to provide that there is no obligation to make any inquiry, or to advise the Company of any changes in any matter set forth therein, after the effective date of the Registration Statement.

16.	We note your assumption that “at the time of execution, countersigning, issuance, and delivery of the Warrants, the Warrant Agreement will be a valid and binding obligation of the Warrant Agent ...” Please advise us of the basis for this assumption or revise to remove.

Response: We have removed the above-referenced assumption from the revised legality opinion filed as Exhibit 5.1 to Amendment No. 2.

Mr. John Reynolds
October 26, 2010

     Please call the undersigned if you have any questions or additional comments.
Very truly yours,
/s/ Bernard S. Kramer
Bernard S. Kramer

cc:	Adam Suttin Joel Rubinstein Bruce Mendelsohn